1901 East Edwardsville Road
Wood River, IL 62095

March 26, 2012

Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561
Mail Stop 3561
Attention: Lyn Shenk, Branch Chief

Re:	YTB International, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010 Filed March 29, 2011 Form 10-Q for Fiscal Quarter Ended September 30, 2011 Filed November 14, 2011 File No. 000-18412

Dear Mr. Shenk:

We hereby provide the following responses to your comment letter dated February 7, 2112 concerning the above-referenced Form 10-K (the “Form 10-K”) and YTB’s Form 10-Q for the fiscal quarter ended September 30, 2011, filed with the SEC on November 14, 2011, File No. 0-18412 (the “Form 10-Q”).  To assist your review, we have retyped the text of the Staff’s comments in bold face type.  Please note that all references to page numbers in the responses refer to the page numbers of the 10-K and the 10-Q, respectively, as filed with the SEC.

Form 10-K (Fiscal Year Ended December 31, 2010)

Management’s Discussion and Analysis

Item 1. Business, page 4

1.
Refer to your response to our prior comment 1. Your intended revised disclosure appears to focus on the organization structure for ZamZuu.  Please clarify for us and in your intended revised disclosure the organization structure for the YTB Travel Network.  Additionally, please correlate your organization structure in terms of your two segments, Marketing and Product.

Response: We note your comment and will incorporate the following disclosure into our future filings.

YTB International, Inc., a Delaware corporation (the “Company”, “YTB” or “We”), is a leading marketer of internet-based sales of travel products and services as well as unique products branded for YTB customers. We operate through our two wholly-owned subsidiaries: YTB, Inc. (formerly ZamZuu Inc., YTB Marketing, Inc., and YourTravelBiz.com, Inc. “YTB”) and YTB Travel Network, Inc. (“YTB Travel”).

YTB reports results in two segments:

Marketing Segment (YTB Inc.) is the sale of an ecommerce business solution via establishing a personalized website for the purchaser, utilizing proprietary technology.  The website is used to book travel such as flights, hotel rooms, rental cars, cruises, resort stays, etc., by choosing from a wide variety of vendors whose prices are listed by the best offer available. The initial cost of the personalized website is $199.00 which includes the set up fee, first month of hosting, and “First Class Training” which teaches the site owner how to book cruises for their customers (formerly referred to as affiliates). In addition, there is an on going monthly hosting fee of $49.95 plus $1.50 processing fee, charged beginning the second month, and each month thereafter.

Product Segment (YTB Travel Network) is the receipt of travel commissions from the sale of travel products, and proprietary products. All travel booked through a website earns commissions at varying rates from the travel vendors, and a percentage of these commissions are paid to the owner of the personalized website. This includes access to a network of 735 stores offering 2.5% to 16% cash back on all purchases made through the website. The customer is paid 60% of the cash back earned, the website owner is paid 20%, and the Company retains 20%.  In addition, product segment includes the commissions from the sales of proprietary products designed exclusively for YTB. These products include Ganovia coffee, Suklaa hair, skin and cosmetics, and Z-Mobile, a text messaging platform. YTB has also entered into exclusive arrangements with other vendors whose products and services are available to customers on the vendors’ own website. YTB directs customers to these vendors’ websites to purchase personalized gifts, energy saving heaters, humidifiers, electronic products and services, water purifiers, and other products; the sale of which can earn up to 50% in commission.

YTB has two types of participation levels:

Independent Marketing Representatives (“Rep”) can join YTB at no cost, and are eligible to sell the ecommerce business solution in the form of the personalized website and/or to sell the proprietary products designed exclusively for YTB. The Rep earns commissions on all sales.  The website sales are reported in the Marketing Segment and product sales reported in the Product Segment. Reps are not entitled to sell travel products.

Referring Travel Agents (“RTA”, “website owner”) can join YTB at a cost of $199.00, and an on going hosting fee of $49.95 plus $1.50 processing fee per month.  They can  earn 20% of travel booked on their website, and a varying percentage of sales form other products.  They are not entitled to sell an RTA position.

We believe that the shift to the internet for shopping and for booking travel along with our unique programs for our RTAs place us in a valuable and unique position to provide an income stream for our RTAs and allows the ultimate consumer a choice of booking his or her travel through the ever-growing internet travel industry and/or to shop online at stores offering cash back as well as discounts.  The emerging market shift to the internet for shopping and travel services presents the opportunity for advancement of products and services by referral relationships.  Typical online travel merchants sell a commodity (travel), which does not engender strong customer loyalty.  By contrast, each RTA develops personal relationships with his or her customers, who book travel or shop through the personalized sites, thereby creating a significant advantage for our sales force over the major online travel companies and online shopping sites.  Typically, the cost to book a trip through a RTA is nearly identical to booking a trip through a major online travel company, although our costs are not necessarily the same or less expensive than other travel websites.  The personalized sites provide access to more than 35 booking engines, including Neat Group (a subsidiary of Orbitz Worldwide), Apple Vacations, Collette Vacations, and others.

Our Class A Common Stock is quoted on the Pink Sheets quotation system under the symbol “YTBLA.PK.” Prior to November 16, 2010, our Class A Common Stock was quoted on the Over-the-Counter Bulletin Board under the symbol “YTBLA.OB.”

2.
It appears from your disclosure in the Form 10-Q for the period ended September 30, 2011 that your organization structure has further changed to now refer to “affiliates” and in that ZamZuu is no longer referred to as the ecommerce business. Please update the intended revised disclosure indicated above as appropriate for your latest organization structure.

Please see revised, proposed disclosure in response to question #1.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related
Stockholder Matters, page 26

3.
Based upon your response to our prior comment 3, we note that the number of securities that you plan to report in column “(a)” of the table presented in “Item 12” of your Form 10-K only reflects the shares that would be issued upon exercise of options, warrants, and rights that were exercisable as of the end of the most recently completed fiscal year.  However, Item 201(d)(2)(i) of Regulation S-K requires you to disclose the number of securities to be issued upon the exercise of options, warrants, and rights that were outstanding as of the end of the most recently completed fiscal year.  Please revise your disclosure accordingly. In connection with this latter point, please also revise the number of securities remaining available for future issuance under your equity compensation plans, as presented in column “(c)” of your table, if appropriate.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders	11,354,689	$0.31	3,294,538

Equity compensation plans not approved by security holders
	-	-	-

Total	11,354,689	$0.31	3,294,538

Consolidated Statements of Cash Flows, page F-6

4.
Please refer to your response to our prior comment 4 and your consolidated statements of cash flows included in the Form 10-Q for the period ended September 30, 2011.  We note that cash flows attributable to your notes receivables were classified in the investing activities section of your statement of cash flows for the period ended September 30, 2011, but continued to be reported in the operating activities section for the prior year period ended September 30, 2010.  In this regard, please confirm that the fiscal year 2010 statement of cash flows that will be included in your forthcoming Form 10-K for fiscal year 2011 will appropriately classify the fiscal year 2010 cash inflows attributable to the collection of notes receivables as “cash flows from investing activities.”

The Company notes the comment made by the SEC and will reclassify cash inflows attributable to the collection of notes receivables as “cash flows from investing activities” in our forthcoming Form 10-K for fiscal year 2011.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 1 – Organization and Nature of Operations, page 8

5.
Refer to your response to our prior comment 8.  Please explain to us your consideration of Staff Accounting Bulletin Topic 13.A.3.f, questions 1 and 2, and why your recognition of revenue immediately for the $50 set up fee is appropriate.  In this regard, tell us the services you provide with the set up fee and the value of such to customers.  Also, tell us whether the set up fee is refundable under any circumstances and, if so, what those circumstances are.  If the set up fee is refundable, please additionally explain to us your consideration of Staff Accounting Bulletin Topic 13.A.4.a.

The Company has considered Staff Accounting Bulletin Topic 13.A.3.f, and considers the sale/purchase of the initial sign up fee to be a separate earnings process and thus has recorded the initial sign up fee immediately.  The Company’s reps earn commissions by both selling the initial purchase of the site and by recurring sales of the monthly $49.95 fee.  The cost of the initial sign up fee to the company is in the form of commissions paid to the reps at the time that the initial sale is made.  Since the company incurs this cost immediately, the company contests that the revenue should also be recognized immediately and that the sale of the initial sign up by the reps is completely independent of any sales of recurring monthly fees.  In addition, after the five day waiting period, the fee is not refundable.

The $50 set up fee is fully refundable if requested by the purchaser within 5 days of purchase.  The Company has considered Staff Accounting Bulletin Topic 13.A.4.a, and since the company has determined that the initial sign up is a separate earnings process, we do not feel that the topic discussed in the staff bulletin is applicable.

6.
Refer to your response to our prior comment 9.  Please disclose in your revenue recognition accounting policy that you record as revenue the Broker’s portion of commissions earned through Free Agents when no Broker exists, and where such revenue is reported in your statement of operations.

We will expand our revenue recognition accounting policy to address that these commissions are recorded as revenue in the “Product sales and commissions” line on the statement of operations in our forthcoming Form 10-K for fiscal year 2011.

7.
Please tell us what consideration you have given to designating Free Agents as inactive if there has been a consecutive period of inactivity.  In addition, tell us why a Free Agent would be considered active if there is a consecutive period of inactivity.  In this regard, tell us what you consider to be a reasonable consecutive period of inactivity before a Free Agent should be considered inactive. Also, explain to us how you monitor the activity of Free Agents.  Finally, tell us the circumstances that compel inactive Free Agents to notify you to deactivate them, as well as the consequences on them if they do not notify you – particularly, as it does not appear that Free Agents pay anything to you to start and continue their activities.

Going forward, “Free Agents” will be referred to as “Associates.”  It was the companies’ intent to have Associates maintain their affiliation with the company for life, unless they no longer wanted to be involved with the company.  In addition, the company does not expect every Associate to be active.  Therefore, since an Associate does not have to pay a fee, they will remain an active member of the Associate database.

Note 3 – Liquidity and Financial Condition, page 9

8.
Please refer to your response to our prior comment 10, as well as the discussions of your company’s “liquidity and financial condition” in Note 3 to the financial statements and in MD&A. We note that as of September 30, 2011, you continue to believe that your projected sources of liquidity will be sufficient to meet your projected liquidity needs for the next 12 months. However, we also note that several of the factors/conditions that were identified in our prior comment as potentially detrimental to your liquidity and financial condition continued to exist at September 30, 2011.  In addition to those factors, we note that during the quarterly period ended September 30, 2011 (I) deactivations of paying subscribers continued to exceed new activations, (II) reported revenue declined relative to the amount reported for the same period of prior year, as well as relative to the amounts reported for each of the first two quarters of fiscal year 2011, (III) cash on-hand declined relative to the amount reported at June 30, 2011, (IV) your working capital position deteriorated as compared to your working capital at June 30, 2011, despite a decline in the deferred revenue balance reported as of September 30, 2011, and (V) you continued to report a net loss and negative cash flows from operations.  Furthermore, we note that there appears to be limited, if any, correlation between the revenue and operating results that you have reported for the three and nine-month periods ended September 30, 2011 and your revenue and EBITDA forecasts for the twelve months ending June 30, 2012.

Based upon the observations cited in our prior comment, the continuing deterioration of your liquidity position and financial condition, and the significant operating improvements that would appear necessary for you to meet your liquidity needs for the next 12 months, we believe that you should expand your disclosure in Note 3 to the financial statements, as well as in MD&A, to provide a detailed discussion of the assumptions that you have relied upon in determining that your company’s projected sources of liquidity will be significant. For example, we believe that your disclosure should discuss and emphasize (A) the material revenue and EBITDA growth assumptions that you have relied upon, (B) the sources of your anticipated revenue and EBITDA growth, (C) the risks associated with your revenue and EBITDA growth assumptions, (D) material assumptions regarding future cost reductions and the sources of those cost reductions, (E) risks associated with any cost reduction assumptions that have been relied upon, (F) the amount and nature of any current liabilities for which you have assumed that payment terms could possibly be extended or deferred, and (G) if applicable, any payment obligations for which extensions or deferrals have already been negotiated.  In this regard, we believe that your expanded disclosure should provide detailed qualitative and quantitative information regarding each significant assumption.  Similarly, your future filings should discuss the expected impact that the October 25, 2011 sale of YTB Network of Illinois, Inc. will have on your liquidity position – including, any material impact that the sale may have on the ongoing cash flows from or used in operations subsequent to the sale. For example, please discuss whether you expect a net decrease or increase in cash flow associated with the arrangement terms that will exist after the sale, relative to the loss of revenue and reduced expenses that will result from the sale, and the basis for such net increase or decrease. In addition, separately discuss whether the cash received from the sale is expected to be relied upon to provide sufficient liquidity to fund your obligations for the next twelve months.  Please provide your proposed expanded disclosure as part of your response.

●
In January, 2011, changed the business model to include First Class Training, which was previously sold separately for $149.00, in the set up fee for acquiring the personalized website. The set up fee was adjusted from $99.00 to $199.00, thus providing a $49.00 discount to our RTAs.

●
In May, 2011 introduced a proprietary instant coffee product, branded as Ganovia, which is marketed as a healthy coffee, containing cordyceps, gogi berry, and ganoderma mushrooms which are blended with Arabica coffee beans to produce a unique taste that competes very effectively with most premium brand products.

●
At this year’s Convention in July, 2011, introduced a new proprietary hair, skin and cosmetics line under the YTB brand name of Suklaa. These products have been custom formulated to appeal to all skin types.

●
Introduced a new text messaging platform under the proprietary name Z-Mobile that is sold to businesses for advertising through text messages to their customers or can be purchased by our Reps or RTAs to communicate with their customers to market special deals or sales for travel or consumer products.

●	Continued to right size the selling and administrative costs to fit the revenue stream of the Company.

●
Entered into an agreement with Sixth Scott, LLC for them to take over the fulfillment of the travel product offering on the Company’s travel website. Sixth Scott, LLC has access to additional travel products previously not available to the Company so the opportunity to book and sell more travel by our RTAs will be enhanced on a go forward basis.

9.
Please refer to your response to our prior comment 11.  Based upon this response, it appears that the disclosure provided in the first bullet point on page 9 and fourth bullet point on page 24 of the Form 10-Q for the period ended September 30, 2011 should be revised to state that site owners under the company’s new “Travel Program” are paid 60% of the total commission earned by YTB Travel Network, rather than 60% commission on all travel booked.  Please revise your disclosure, accordingly.

The Company will revise the disclosure in future filings to address the above comment.

10.       It appears from your response to our prior comment 11 that $50 of the $199 E-campus training fee is for account processing/set up and that you record this as revenue immediately.  Please address your accounting for this portion of the fee in connection with the comment above regarding set up fees.

The $199 sales price is not split into $50 for set up fee and $149 for training.  The initial purchase of the site is $199, which is 100% allocated to the set up fee.  The company no longer charges for the initial training.  There is no way for someone to purchase this training and it ceases to be a product in our offering.  It is also important that the SEC understands that there is not an actual training session taking place that the company is conducting for these individuals.  The “training” is merely a list of instructions for a new subscriber to assimilate them to what they just purchased.  The only true training that the company has and charges for is the travel training that the company calls E-campus training.  This training is not included in the initial sales price.  RTA’s can purchase this training for $30 per module [total of 10 modules offered by the company].

11.
In connection with the preceding comment, it appears that you have an obligation to provide training, and that the $149 portion of the fee attributed to training should be deferred until the later of when the training is provided or the individual is no longer active in your system since the fee is not refundable.  Please advise.

Please refer to the company’s response to SEC comment #5 above.

12.
Please refer to your response to our prior comment 13, as well as the disclosure regarding your $3,600 “Guarantee Program,” as noted on page 9 of your filings on Form 10-Q for the periods ended June 30, 2011 and September 30, 2011, respectively.  Based upon the disclosure that was previously included in the June 30, 2011 Form 10-Q,  as well as portions of your response, it appears that you provide a guarantee that program participants will earn $3,600 each month, for twelve months, if they follow all of the activities that you have stipulated. However, the disclosure in your September 30, 2011 Form 10-Q suggests that the program only guarantees that these participants will earn $3,600 in a twelve month period. Please clarify for us, as well as in your disclosure, the exact parameters of the $3,600 guarantee program.

We will modify future disclosures to clarify that the program guarantees that participants will earn $3,600 over a twelve month period and not each month for a twelve month period, if they follow the stipulated guidelines.  At this point, no one is on track to earn the guaranteed income.  Therefore, the program expense is immaterial.

13.
If the $3,600 guarantee program is based on monthly earnings, the portion of your response to our prior comment 13 that states “shortfalls will be measured separately for each individual month, and can be offset by monthly earnings in excess of $3,600 in a prior month” appears to indicate that the monthly earnings guarantee may be based on an average of the monthly earnings during the 12 month period.  Please clarify this for us and in your disclosure.

Per our above response, the $3,600 guarantee is based on an individual earning $3,600 over the course of 12 months, not individual months, and thus there are no “shortfall” measurements to be made.

14.
The disclosure on page 9 of the September 30, 2011 Form 10-Q states that “Reps” in the mentoring program are eligible to participate in the $3,600 guarantee program.  However, the disclosure on page 24 of the filing states that “Subscribers,” which we understand to be both “Reps” and “Brokers,” are eligible to participate in the guarantee program, when they participate in the mentoring program.  The disclosure on both pages also states that anyone who is a current subscriber in YTB is eligible to participate in this program, without including qualifying language as to whether or not the subscriber is in the mentoring program.  Please clarify for us and in your disclosure the participants that are eligible for the program.  In connection with this, confirm to us, if true, that “Free Agents” are not eligible for this guarantee program.

Only Reps are eligible to participate in the $3,600 guarantee program.  In order for a Rep to participate in the $3,600 guarantee they must also be enrolled in the mentoring program.  In order for a Rep to participate they do not need to be an active subscriber.  Free agents are not eligible for this guarantee program.

15.
Please note that your accounting treatment for the $3,600 guarantee programs should be disclosed in the notes to your financial statements and not solely in the MD&A portion of your filings as your response indicates.  Please revise your disclosure accordingly.

We will revise our forthcoming Form 10-K filing for December 31, 2011 to address the above comment. In addition, as mentioned in item 12, the program expense is immaterial, at this point in time.

16.
Please clarify for us whether or not any prior guarantee programs in which participants were enrolled (e.g., $10K program) still exist.  If so, explain to us and disclose your accounting treatment.  If the programs were terminated, tell us and disclose the disposition of the participants, or if they were transferred into the new guarantee program.

No other previous guarantee programs still exist.  When the previous programs were terminated, any users still enrolled in the program were allowed to complete the program.  No-one was transferred into the new guarantee program.  People that participated in the previous programs were allowed to enroll in the new program at their discretion.

17.
We believe that ongoing disclosure of the following will enable investors to understand the actual and potential magnitude of liability and expense associated with your guarantee programs. For each guarantee program in effect, please separately disclose the following:

●
For each statement of operations period presented, the total number of participants, the number of participants who have not met or are not on track to meet the guaranteed earnings threshold for each statement of operations period presented, and the average shortfall amount of participants that have or are expected to have a shortfall in guaranteed earnings.

We will add a table in future filings to disclose the above information

●	For each balance sheet date, the amount of the liability that has been accrued.

We will disclose the amount of the total liability when it becomes material.  See note 12 for more detail.

Note 4 – Sale of Assets, page 9

18.	Please refer to your response to our prior comment 15.
Please tell us why the balance of the Zeiser note increased from $134,000 at December 31, 2010 to $550,000 at March 25, 2011, as included in the sale of the corporate office building.  Tell us where the increase in the note was reported in your financial statements and explain in detail why it would not be reported on the statement of cash flows (i.e., the nature of the non-cash activity).

The balance of the Zeiser note increased from December 31, 2010 to March 25, 2011, due to the company investing an additional $416,000 toward the development of the 20,000 square foot of the corporate headquarters that was being developed for Zeiser to occupy.  Zeiser and YTB had an arrangement whereas YTB would initially fund $550,000 for the development of the building, and Zeiser would pay back the development costs over a 5 year period to YTB.  When YTB sold the building, this note was included with the building in what was transferred to WRC capital as part of the asset purchase.  The company disclosed this information in Note 6 of the 9/30/2011 Form 10Q.

19.	Refer to your responses to prior comments 14 and 16.
We note the provision in the WRC promissory note filed as exhibit 10.2 to your Form 10-Q for the period ended March 31, 2011 that should there be relief from the note under the conditions specified in the note (essentially due to nonperformance by you and/or Zeiser in regard to your and Zeiser’s respective leases and/or notes) that the value of the property (i.e., the corporate office building you sold to WRC) is to be reduced to $2.8 million, “as documented by the appraisal provided by Holder to Maker,” with the Holder being you and the Maker being WRC. We further note the provision in the WRC promissory note that the maturity date of the note may be extended for an additional 12 months beyond the stated maturity date of March 25, 2014 for nominal consideration of $100.00.  The note further states, which you have disclosed, that if the note is not repaid or redeemed by WRC on or before March 25, 2015, the note shall be deemed paid in full by WRC and WRC shall have no further obligation under the note. Other than under circumstances of bankruptcy or receivership on the part of WRC, the note does not appear to specify any other conditions for default by WRC in regard to the note.  Given that (i) it appears that WRC is permitted to not repay any amounts owed under the note merely through the passage of time and (ii) the fair value of the property at the time of the transaction appears to be $2.8 million, please explain to us why it is appropriate for you to record any amount for the WRC note or record a sale of the corporate office building associated with the note in an amount above the cash paid by WRC of $2.8 million ($10,000 deposited prior to closing and $2.790 million at closing of the sale).  Provide us with an accounting (that is, journal entries with dollar amounts and basis for each amount provided) of the sale of the corporate office building and associated transactions at the value of $2.8 million and no note receivable, and how your financial statements for the quarter ended March 31, 2011 would be affected (showing amounts separately for “as reported” and “as revised.”

Building Sale Journal Entries:

	Cash	2,800,000.00
	Note	4,300,000.00
	Sale Price	7,100,000.00

General Ledger Account
Cash (113006)	Cash Proceeds	2,800,000.00

	Payoff First Mortage	(1,529,566.70)
Short term debt (217000)			(1,494,843.02)
Interest (700100)			(34,723.68)

Real Estate Tax Accrual (211160)		(124,681.30)

Debt Costs (700105)	Settlement Charges (Debt Costs)	(79,977.50)
	Title Charges		(323.00)
	Document Prep.		(75.00)
	Attorney Fees		(24,808.50)
	Title Insurance		(9,585.00)
	Gov. Recording & Transfer Fees		(10,766.00)
	Summit Capital (commission)		(24,000.00)
	Due Diligence		(750.00)
	Survey		(2,170.00)
	Warrant Transactions		(7,500.00)
			(79,977.50)
	Payments
Zeiser Note (141000)	Custom Cat Works	(415,503.00)
Accounts Payable (211006)	Custom Cat Works	(4,450.00)
Accounts Payable (211006)	Ellinger Winfield	(350,503.00)

	Cash received	295,318.50

	Value of land, building, and	7,100,000.00
	improvements at time of sale
	Additional building improvement	238,956.00
	Additional depreciation Jan-March	(66,537.53)
		7,272,418.47
			Cash	(2,800,000.00)
			PV of Notes Receivable	(3,714,501.67)
	New value of property sold	(6,514,501.67)		(6,514,501.67)
	Loss	757,916.80

	Loss on Sale	(172,418.47)
	Impairment/Loss?	(585,498.33)
		(757,916.80)

Balance in 700150		(757,916.80)
	Stock warrants	(358,596.43)
	Reverse deferred gain	96,913.30
	Debt costs	(202,917.50)
		(1,222,517.43)

20.
You indicated in your response to our prior comment 14 that you reclassified the Zeiser note receivable to deferred charge in accounting for the sale of the corporate office building. Please explain to us why your accounting is appropriate and cite the specific accounting guidance relied upon in support of your accounting.  It appears that you transferred all rights to the note in the transaction. If your accounting is considered appropriate, please clarify for us and in your disclosure whether the associated deferred charge is being amortized to expense over the initial term of your lease with WRC of 10 years, or if it is being amortized over some lesser period as suggested by the change in the deferred charge balance between June 30, 2011 and September 30, 2011.

In exchange for transferring the rights to the note, the company received a reduced rent from WRC over the initial term of 10 years.  The reduced rent is being recognized over the period of time in which the company will realize the benefit.

21.
From your disclosures we understand that you have the options to purchase the corporate office building assets for a price of $6.6 million within 12 months from the date the WRC note is repaid or redeemed or for $3.9 million while the WRC note is outstanding.  Please tell us where these purchase options and associated terms and conditions can be found in documents you have already filed as exhibits or provide us with an authenticated copy of the document that evidences these options.  If these options are contained in a document not yet filed as an exhibit, please consider the requirements of Item 601(B)(10).

Please find attached a copy of the document as Exhibit A that evidences this option.  This document was also filed on March 11, 2011.

22.
Refer to your response to our prior comment 17.  Please tell us the impact on your accounting for the sale leaseback of your corporate office building as a financing after consideration of the preceding comment. In so doing, please tell us and disclose the finance obligation recognized and associated effective interest rate.  To the extent material, interest expense associated with the financing obligation should not be netted with interest income in your statement of operations.

The company used a interest rate of 5% in making the calculation and upon analysis deemed the impact to be immaterial.

Note 12 – Segment Information, page 17

23.
Refer to your response to our prior comment 26.  Please disclose the nature of amounts receivable and payable by you concerning the sale of your Canadian subsidiary, and the amounts receivable by you, if material, as well as those payable by you.

As of December 31, 2011, the company has a payable of $10,029.93, which represents commissions that YTB collected on behalf of the buyer, and has been subsequently paid to them, and a receivable of $10,000, which represents a bill for services such as accounting and IT that YTB performed on behalf of the buyer.  The company does not feel that either of these amounts are material amounts.

Segment Information, page 18

24.
Please refer to your response to our prior comment 28, as well as the Marketing segment valuation information provided as Exhibit A.  While we acknowledge that you have summarized certain information that was used to estimate the fair value of your Marketing segment – including, estimates of the segment’s value based upon the income approach and two variations of the market approach – you have not provided us with a copy of your full goodwill impairment analysis, as requested in our prior comment.  Based upon the limited information that you have provided, it is not clear to us how the valuation analysis that was prepared using the income approach yielded an “indicated value” of approximately $22.8 million – particularly, since the Marketing segment recognized material losses for fiscal years 2009 and 2010, as well as the nine-month period ended September 30, 2011.  In this regard, tell us the specific assumptions (e.g., projected revenues and earnings, anticipated growth rates, discount rates, etc.) that yielded an indicated value of $22.8 million under the income approach.  Please be detailed in your response. As part of your response, also tell us whether the valuation analysis performed as of December 31, 2010 was prepared by you or an independent third party.

The valuation analysis was performed by an independent third party utilizing projections that were provided by YTB management.  Please find attached the valuation in its entirety.

25.
As noted in the comment above, Exhibit A also included summarized information regarding the valuation of your Marketing segment using two different market approaches. Given that your Marketing segment recognized material losses for fiscal years 2009 and 2010, as well as the nine-month period ended September 30, 2011, please tell why you believe that the use of revenue-based and EBITDA-based market approaches appropriately and accurately estimate the fair value of your Marketing segment.  In addition, tell us (A) how you determined the proportional weight that should be assigned to each market approach, (B) how you determined the revenue and EBITDA multiples that should be applied under each of the respective market approaches (e.g., identify for us the specific companies, industry data, and/or transactions referenced in determining each multiple), (C) what consideration was given to the continuous decline in revenues reported by the Marketing segment for fiscal years 2009 and 2010, as well as the nine-month period ended September 30, 2011, when valuing the company based upon a revenue multiple, and (D) how you computed EBITDA of approximately $3.96 million for the Marketing segment (i.e., the segment’s “indicated value” divided by the EBITDA multiple of 3.72) based upon the segment’s recently reported results.  Furthermore, describe for us, in detail, any other material assumptions and/or information that supports the marketing segment valuation and impairment analysis performed as of December 31, 2010. Lastly, tell us whether the valuation analysis was prepared by you or an independent third party.

Please see the attached goodwill analysis as Exhibit B along with the assumptions that were made during that analysis.

26.
Please refer to your response to our prior comment 28, as well as the Marketing segment valuation information provided in Exhibit A to the response.  We note that your company’s total market capitalization (i.e., the total market value of your publicly traded common stock) is substantially below your estimates of the fair value of the Marketing segment under each approach used in your valuation.  As such, please tell us what consideration was given to your company’s total market capitalization in determining the fair value of the Marketing segment and assessing goodwill for impairment.  Additionally, please explain to us why the assumptions used in your estimates of the fair value of the Marketing segment and your conclusion in regard to no impairment of the segment’s goodwill are reasonable in your circumstances relative to your consistent history of losses, and declining trend in quarterly revenues over the last three fiscal years in regard to any revenue growth estimates assumed in your evaluation.

Please see the attached goodwill analysis as Exhibit B along with the assumptions that were made during that analysis.

27.
Please tell us whether you have completed an annual goodwill impairment test as of December 31, 2011.  If so, please tell us your conclusion, the basis for the conclusion, and why you believe your conclusion is reasonable under your circumstances.  In this regard, please describe for us, in detail, all material estimates and assumptions upon which your impairment analysis is based.  In addition, explain to us how you analysis was impacted by the aggregate installment payments of $750,000 associated with the asset purchase agreement for YTB Travel Network of Illinois.  From references to the number of subscribers in the asset purchase agreement for YTB Travel Network of Illinois, it appears that a substantial portion of your subscriber base is associated with the sale, with inference that a portion of the aggregate sale proceeds are representative of the fair value of your Marketing segment.

The analysis for 2011 is being performed by an independent third party, but is not yet complete as of the date of this letter.  The company reached a modified agreement on the asset purchase agreement, which was filed in an 8k on February 24, 2012.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Current Subscriber Activity, page 25

28.
As part of your response to our prior comment 29, you stated that you would revise your disclosure in future filings to clarify that new agents earn 30% of the total commission applicable to a sale, when they shop on your Affiliate Network or on a Featured Store. However, your disclosure on page 25 of the Form 10-Q for the quarterly period ended September 30, 2011 continues to state that “New Affiliates can shop on the Affiliate Network or on a Featured Store and earn 30% commission.” Please revise your disclosure to be consistent with your response.

We will revise our future disclosures per the above.

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Notes to Condensed Financial Statements

Note 3. Liquidity and Financial Condition, page 9

29.
You disclose that you entered into an asset purchase agreement on October 25, 2011 to sell YTB Travel Network of Illinois, Inc., a wholly-owned subsidiary of YTB Network. Please tell us which segment this subsidiary is assigned to and whether this subsidiary represented a material operating unit within the applicable segment. In so doing, quantify for us the percentage of the applicable segment’s assets, net assets, revenues, and results that related to the subsidiary. If YTB Travel Network of Illinois, Inc. was material to the Marketing segment, also tell us whether a portion of the segment’s goodwill was included in the carrying value of the business that was disposed of, the amount of such goodwill, and the method used to determine the amount, as applicable. If no goodwill was allocated to the business that was disposed of, please explain why. Refer to FASB ASC 350-20-35-52 through 35-57 for further guidance. Further, tell us whether you plan to report a gain or loss in connection with the sale of YTB Travel Network of Illinois, Inc., as well as how such gain or loss was computed.

YTB Travel Network of Illinois was a non-operating subsidiary that existed solely to hold the licenses that YTB Travel Network of Delaware utilized to perform travel operations.  The company did not have any assets or liabilities as of the sale date, and was not material to the marketing segment.  The company will not report a gain or loss on the sale of the subsidiary.

30.	Please tell us whether the sale of YTB Travel Network of Illinois has been consummated, and if not, the status of the transaction and when it is expected to be consummated.

The sale was consummated effective February 24, 2012, per the 8k filing that went out in early March from the Company.

31.
Please disclose that you may need to make payments to the purchaser of YTB Travel Network of Illinois pursuant to Section 4.1(b)(ii)(B) of the “Asset Purchase Agreement” included as Exhibit 10.1, and disclose the nature of the payments.

There was a new agreement that was reached on March 1, 2012, in which the nature of the payments that the company makes to the purchaser represent payments of commissions earned by purchaser.  An example of a payment to purchaser would be as follows:

Gross Commission earned by YTB [collected by YTB]	$100
Commission Payable to RTA [paid by YTB]	$60
General overhead deduction – per agreement	$10
Net Commission to be split by both companies	$30
Purchaser’s share of net commission [45%] payable by YTB	$16.50

32.
We note from the asset purchase agreement that you are to sell the assets and liabilities associated with YTB Travel Network of Illinois. It also appears that the business (i.e., commercial operations) of YTB Travel Network of Illinois is being acquired by the purchaser, as indicated by Section 2.1 of the agreement. Section 9.1 of the agreement specifies an initial term of five years for the arrangement that may be automatically extended for additional one year terms thereafter. Please clarify for us the purpose of the stated termination time of the arrangement, given that the arrangement is transacted as a sale.

The new agreement that was consummated on March 1st, does not contain the termination time.

33.
Further, Section 9.2(a) of the asset purchase agreement specifies that the arrangement may be terminated upon mutual consent of the parties. Section 9.2(e) of the agreement also specifies that the purchaser may terminate the arrangement upon 60 days notice after the initial term. Section 9.4 of the agreement states that if the agreement is terminated pursuant to any of Sections 9.2(a) through 9.2(c), all rights and obligations of the parties to the agreement shall terminate without any liability of any party to any other party. Further, Section B of the option agreement accompanying the asset purchase agreement grants YTB an option to reacquire the assets and business effective on the date of the closing of the sale of the assets and business at an option price of $1. The option expires on the fifth anniversary of the closing date of the purchase agreement, unless otherwise terminated as permitted in the option agreement. In view of these termination provisions, the nominal purchase option, and the termination time referred to in the preceding comment, please explain to us the substance of the asset purchase arrangement. In connection with the preceding, please explain to us whether you intend to recognize revenue for the sale of YTB Travel Network of Illinois and the basis for your accounting. In so doing, tell us if any circumstances exist that require you to refund or repay any amounts received from the purchaser upon termination of the agreement for any reason. Additionally, please explain to us the transfer or distribution of assets and the business of YTB Travel Network of Illinois that takes place upon termination of the agreement.

The new agreement that was consummated on March 1st, does not contain the termination time.

34.
Section 4.1 “No Transfer of Assets Prior to Termination of this Agreement” of the option agreement states that, during the term of the option agreement, neither Sixth Scott (the purchaser of YTB Travel Network of Illinois) nor any of its affiliates will transfer or cause to be transferred any of the business assets (i.e., of YTB Travel Network of Illinois) “other than the sale of Business Assets in the Ordinary Course,” without YTB’s prior written consent. This provision appears to be ambiguous. Please clarify for us the extent to which YTB must consent to a transfer of assets and the circumstances in which the purchaser may transfer the assets without YTB’s consent.

There have been no assets transferred to date.

We appreciate your time and attention to our responses to the Staff’ comments set forth in this letter.  In accordance with the request stated in your comment letter, we hereby acknowledge that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the 10-K and 10-Q filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or concerns, please do not hesitate to contact the undersigned at (618) 216-4122 or via email at bvanpatten@ytb.com

Very truly yours,

/s/ Robert M. Van Patten
Robert M. Van Patten
Chief Executive Officer

cc:  Anson Augustine, Marcum, LLP
cc:  David Braswell, Armstrong Teasdale

Exhibit A

RIDER A IS ATTACHED  TO AND MADE PART OF THE MAINSTREET ORGANIZATION OF REALTORS, COMMERCIAL SALES CONTRACT OF MARCH 18, 2011 (“CONTRACT”) BY AND BETWEEN WOOD RIVER CAPITAL LLC. OR NOMINEE (“BUYER”) AND OWNER OF RECORD: YTB INTERNATIONAL INC. (“SELLER”) RELATING TO THE PROPERTY COMMONLY KNOWN AS 1901 EAST EDWARDSVILLE ROAD, WOOD RIVER, MADISON COUNTY, ILLINOIS 62095 (“PROPERTY”).

Notwithstanding anything to the contrary, the terms, conditions and covenants of this Rider A shall control over any contrary terms, conditions and covenants set forth in the Contract or any other instrument between Buyer and Seller, in all other respects, the terms, conditions and covenants of the Contract shall remain in full force and effect.  The Contract and this Rider A shall be collectively referred to as the “Agreement”.

Whereas, the Seller, the Owner of Record, has failed to perform its obligations to the Lender including those described in the mortgages listed above and Lender therefore filed Lis Pendens notice of Foreclosure with Madison County Recorder of Deeds as documents numbered 2001R08827 and 1011R08828 to reflect commencement of foreclosure action against Seller and all other known and unknown claimants in the Property in case number 11-CH-222.

Whereas, Subject to full and faithful performance of all Seller’s obligations pursuant to the terms of this Agreement as determined in the sole and absolute discretion of the Buyer, Buyer desires to purchase the Property (legally described in Exhibit A attached herewith and incorporated herein by this reference) including all improvements made thereon and all other tangible, intangible and mixed assets thereof including all leases including Zeiser lease, Zeiser promissory notes, drawings, designs, plans, specifications, permits, approvals, authorizations, reports, records, files etc which are reviewed, approved and assumed in writing by Buyer in Buyer’s sole discretion, at the Closing.  Notwithstanding anything to the contrary stated anywhere else, Buyer reserves at its sole discretion, irrevocable right to review and reject or terminate this Agreement and its obligations to purchase or acquire the Property and/or any of the assets related or associated to the Property at or prior to the Closing.

NOWTHEREFORE, In exchange for mutual consideration in hand received and acknowledged, Buyer and Seller agree as follows:

R-1) PURCHASE PRICE. Buyer shall pay at Closing to Seller the Purchase Price of SEVEN MILLION ONE HUNDRED THOUSAND DOLLARS ($7,100,000.00) for the purchase of the Property including the Zieser lease, Zeiser note and all other tangible, intangible and mixed assets associated to the Property and stated in this Agreement as follows:

(a) Upon execution of this Agreement, Buyer shall deposit Earnest Money in the sum of $10,000.00 with the Buyer’s attorney for mutual benefit of Buyer and Seller to be held by said attorney in his non-interest bearing attorney’s client trust fund account at Cole Taylor bank (to be released as stated in this Agreement);

(b) At the Closing, in exchange for the transfer to Buyer of the Property and all other tangible, intangible and mixed assets relating to the Property and approved by Buyer including the Zieser lease and Zeiser note by way of General Warranty Deed, Bill of Sale, Assignment Agreement(s) (all in form and substance acceptable to Buyer) and full and faithful performance of all other terms and conditions by Seller pursuant to the terms of this Agreement, Buyer shall pay Seller cash TWO MILLION SEVEN HUNDRED NINETY THOUSAND DOLLARS) ($2,790,000.00) plus or minus proratios, and perform Seller’s obligations required to be performed pursuant to the terms of this Agreement; and

© The balance of the Purchase Price in the sum of FOUR MILLION THREE THOUSAND DOLLARS ($4,300,000.00) by way of a non-recourse, interest free, unsecured promissory note for a term of THREE (3) years from the date of Closing in form and substance acceptable to Buyer and Seller (“Buyer Note”).

R-2).  PRIMARY TERMS RELATING TO BUYER’S PROMISSORY NOTE. Among other terms and conditions, the Buyer Note issued in relation to paragraph R-1© above shall contain the following:

a) All Buyer’s obligations to pay or perform stated in the Buyer Note shall deemed waived and/or performed and Buyer will be relieved from further performance of any obligation stated in or relating to the Buyer Note If (i) the Seller and/or tenant Zeiser fails to pay when due or miss to pay when due three (3) consecutive monthly rent (including tax and insurance escrow and installments pursuant to the Zieser note) due and owning pursuant to the Seller and/or Zeiser Leases and Zeiser note during the term of the Buyer Note, including any extensions thereof, (ii) the Seller of tenant Zeiser fail to pay or miss to pay when due, monthly rent (including tax and insurance escrow) pursuant to the terms of the Seller’s or Zeiser lease or installments due pursuant to Zeiser note for a cumulative period of three (3) months during the term (including any extensions thereof) of the Buyer Note; and/or (iii) either Seller and/or Zeiser fail to perform any other obligation due and owning under the terms of their respective leases (including compliance with the building code violations, zoning violations, repairs and/or maintenance obligations, permitting mechanics and/or materialmens liens, etc.) and/or the Zeiser note where the cumulative cost or exposure to Buyer is equal to or higher than $100,000.00 anytime during the term of the Buyer Note (including any extension thereof). The above relief from Buyer Note shall not be deemed to be forgiveness of debt to or relief from obligations of Buyer but rather, the Buyer and Seller agree that the value of the Property shall be deemed reduced to $2,800,000.00 by failure by either Seller or Zeiser to fully and faithfully perform their obligations under the leases and/or the Zeiser note as documented by the appraisal provided by Seller to Buyer.  Seller further agrees to at Closing guarantee to Buyer full and faithful performance of Zeiser lease and Zeiser note.

(b) Buyer and or it’s nominee may prepay and/or redeem without any premium or penalty and be free from all obligations under the Buyer Note any time during the first 18 months from the date of Closing for a purchase price or payment of $2,700,000.00 or during the next 18 months but before the end of the 36th month from the date of Closing, for purchase or payment of $3,200,000.00.  If the Buyer Note is not paid off or redeemed by Buyer within the said 3 years, Seller agrees to extend the Buyer Note for an additional 12 month period but thereafter, the Buyer Note shall be deemed paid in full by Buyer.

R-3).  SELLER’S OPTION TO BUY THE PROPERTY. If Buyer pays off or redeems the Buyer Note pursuant to the above terms, the Seller has option to purchase the Property and all its associated tangible, intangible and/or mixed assets for a purchase price of SIX MILLION SIX HUNDRED DOLLARS ($6,600.000) within a period of 12 months from the date the Buyer Note was paid off or redeemed.  Until the Buyer Note is paid off or redeemed, Seller has option to buy back the Property and all assets associated with it that Buyer acquired from Seller pursuant to this Agreement for a cash purchase price of $3,900,000.00 and release and/or waiver in form and substance to Buyer of all payments due from and/or performance by Buyer of the Buyer Note.

R-4) SELLER LEASE.  At Closing, Seller shall sign lease agreement with Buyer in form and substance acceptable to Buyer and Seller to lease and occupy only approximately 40,000 square feet currently used by Seller (appx. 20,000 Sq.Ft. of office space and appx. 20,000 Sq. Ft. of unfinished office/warehouse space) on triple net basis and on as is - with all faults basis for a period of 10 years at following rent and such other terms as Buyer and Seller agree: (1) Unless the Buyer Note is paid off or redeemed as stated in R-2(b) above or Seller and/or Zeiser violate the lease (and/or Zieser Note) obligations stated in R-2(a) above, Seller’s annual rent paid in equal monthly installments for the first 3 year period shall be $1,385.00 per month. (2)If the Buyer Note is paid off or redeemed as stated in R-2(a) above or Seller and/or Zeiser violate their lease (and/or Zeiser note) obligations as stated in R-2(b) above, then effective immediately, Seller’s annual rent paid in monthly installments shall be at the rate of $8.00 Sq. Ft. for office space and $4.00 for unfinished/warehouse space for the remaining period of the initial 3 year term of the lease and, thereafter the rent will increase annually on basis of increase of CPI. (3) Seller shall obtain insurance in amounts and other provisions required by Buyer and name Buyer and its employees, agents, managers, owners and affiliates as additional insured on its insurance, (4) Anytime during the first 12 month period from the closing Date, Seller will repair and improve the parking lot in compliance with governmental agencies requirements and to Buyer’s reasonable satisfaction (5) in addition to and along with the monthly rent, Seller will deposit an estimated amount as determined by Buyer to pay when due, the real estate (and other taxes) taxes and insurance payable for the Property, its improvements and leases. (6) Upon execution of the said lease by Seller, Buyer will have first security interest on all the tangible, intangible and/or mixed assets of Seller and their proceeds to secure the full and faithful performance by Seller of its lease obligations and in line with that, Seller will appoint Buyer as its attorney in fact to execute and file necessary instruments to perfect and secure its interest.

R-5) ZEISER LEASE AND ZEISER NOTE.  Without limiting any other obligation of the Seller under this Agreement, at Closing, Seller will assign all its right, title and interest in the current lease agreement with Zeiser Motors Inc A/K/A Zeiser Automotive Group. (“Zeiser lease”), the promissory notes with Zieser Motors Inc. A/K/A Zeiser Automotive Group (“Zeiser notes”) along with all documents relating to the Zeiser lease and Zeiser note and their negotiations, communications, credit reports, improvements, contracts, notes, security agreements, deposits, performance history and such other information requested by Buyer.  At closing, Seller will obtain and deliver to Buyer appropriate estopple certificates in form and substance satisfactory to Buyer in Buyer’s sole discretion. Current complete copy of the Zeiser Lease and Zeiser Note are attached herewith as Exhibit B and Exhibit C, respectively and incorporated herein by this reference. At Closing Seller will guaranty full and faithfull performance by Zieser of all Zeiser obligations relating to the Zeiser Lease and Zeiser Note.  If Zeiser defaults in payment when due of rent or other monitory obligations due under the terms of the Zeiser Lease or defaults in payment when due the payments under the Zeiser Note, Buyer will deliver 5 days written notice to immediately cure Zeiser default via fax or email followed by overnight courior service to Seller at the Property address and Seller shall then cure such Zeiser default within the said 5 day notice period.

R-6) TITLE REVIEW. Notwithstanding anything contained in this Agreement, Buyer shall take title subject only to: general taxes for the years which are not yet due or payable; building lines and building restrictions of record; public utility easements; covenants, conditions and restrictions of record provided that there is no violation presently existing as to the said exceptions, that none of the easements, covenants, conditions or restrictions contain any reverter clause of any kind or nature, and further, no exception shall adversely affect the value, development, use and/or occupancy of the Property and all current and future improvements thereon as contemplated by Buyer in Buyer’s sole discretion (“Permitted Exceptions”).  Within one (1) days after the Agreement Date, Seller shall deliver, at Seller's sole cost and expense, to Buyer a commitment for an owner's ALTA title insurance policy issued by a Title Company reasonably acceptable to Buyer in the amount of the Purchase Price, covering fee simple and marketable title to the Property (including legible copies of all of the documents relating to the leases, exceptions and plats of record affecting title of the Property).  Seller shall remove or cause title company to remove or insure over any exception which is deemed by Buyer in Buyer’s sole discretion to be “unpermitted exception” including without limitation all the general title exceptions; those exceptions which adversely affect the value, development, use and/or occupancy of the Property and all current and future improvements thereon; title exceptions and/or obligations pertaining to monetary liens or encumbrances including all mortgages, materialmens liens, mechanics liens etc. which shall be removed by Seller from the commitment or otherwise by paying them at closing, holding funds in the amounts deemed adequate by Buyer in escrow with Buyer and/or the title company and/or have the Title Company commit to insure against exceptions or obligations permitting Buyer to develop, use and/or occupy the Property as desired by the Buyer or other loss or damage that may be occasioned by such exceptions or obligations on or before the Closing Date, all subject to acceptance by Buyer in Buyer’s sole discretion. If Seller is unable to do so prior to the Closing Date, Buyer may terminate this Agreement and all Earnest Money shall be returned to Buyer and this Agreement shall be null and void.  The Title Commitment and Owner’s Title Policy required under the terms conditions of the Agreement shall be an Alta Title Policy with extended coverage over all general exceptions and such other endorsements as are required by Buyer in Buyer’s sole discretion.  All cost related to the title searches, owner’s title policy, extended coverage and endorsements required by Buyer, transfer taxes, fees, stamps etc required by any governmental or qusai-governmental agencies with jurisdiction over the Property and the transactions contemplated by this Agreement shall be paid for by the Seller.  The cost of the escrow, including the New York Style Closing fee, if any, shall be borne one-half (l/2) by the Seller and one-half (l/2) by the Buyer.

R-7) SURVEY.  Within ONE (1) day after the Agreement Date, Seller shall, if available to Seller, deliver to Buyer copy of the most recent survey for the Property including all improvements made thereon (the "Current Survey"). Within ONE (1) day after the Agreement Date, Seller shall deliver to Buyer, at Seller's sole expense, a new survey (the "New Survey," as defined below) for the Property.  The term “New Survey" means a survey of the Property dated on or after the Agreement Date prepared by a surveyor licensed by the State in which the Property is located and certified to the Buyer, the Title Company and such other parties as Buyer shall designate, prepared in accordance with the Minimum Standards for ALTA-ACSM Land Title Surveys jointly established and currently adopted by ALTA and ACSM. The surveyor shall also certify Property and its current and planned development’s current zoning, parking requirements and compliance, no portion of the Property constitutes wetlands under all applicable laws and regulations, that the Property is not located within a flood plain, that the Property has vehicular and pedestrian ingress, egress and access to public streets and contiguous rights-of-way, and that there are no encroachments by the structures located on the Property onto adjacent properties or easements, nor are there any encroachments by structures over the Property from outside the plot lines of the Property and such other matters requested by the Buyer. The New Survey shall be prepared in accordance with and shall reference the title commitment.  Buyer shall in writing object to and notify to Seller matters disclosed by the New Survey deemed unacceptable to Buyer and Seller shall have the unacceptable matters (“Survey Defects”)removed from the New Survey or Seller shall have the matters insured over by the Title Company provided such insurance coverage is acceptable to Buyer in Buyer’s sole discretion. If Seller is unable to provide insurance coverage acceptable to Buyer in Buyer’s sole discretion prior to the Closing Date, Buyer may terminate this Agreement. If Buyer so terminates this Agreement, all Earnest Money shall be returned to Buyer and this Agreement shall be null and void.

R-8) DUE DILIGENCE PERIOD.  In addition to, but without limitation of the other requirements and conditions of this Agreement, Buyer’s obligations under the Agreement are expressly contingent upon Buyer, its employees, contractors, agents and representatives completing review of and approving in writing all findings relating to the Property, all improvements made thereon and their condition, leases, documents, records, including confirming performance of and payments for all material and labor for all improvements made on or relating to the Property, all architectural and other designs, drawings, plans, specifications, bills of material, permits, approvals, contracts their performance and payments, reports, records (including of soil, EPA, wetlands etc), easements, covenants, conditions and/or restrictions, zoning, variances, ordinances, rules, regulations, requirements of every village, county and governmental agency with jurisdiction over and/or affecting the Property, its condition, development, use and/or occupancy, zoning, Seller’s financial and other information including that related to current lender, payoff letters and their adequacy, each tenants and/or potential tenants records, leases, performance, financial standing etc and every matter deemed necessary by Buyer in Buyer’s sole discretion within FIVE (5) business days after the date the Seller accepts this Agreement, (hereinafter referred to as the "Due Diligence Period").  During said Due Diligence Period, Buyer may at its sole cost, conduct its own inspections, evaluations, borings and EPA studies which Buyer deems necessary or appropriate in Buyer’s sole discretion.  If Buyer does not approve its findings relating to the Property, its condition, development, use and/or occupancy and other matters deemed necessary by Buyer to review, inspect and approve to Buyer’s sole satisfaction and failes to serve written notice of approval upon Seller within the Due Diligence Period then this Agreement shall be deemed terminated, in which event all Earnest Money, and accumulated interest, if any, shall be promptly released to Buyer and neither party shall have any further obligations under the Agreement.  It is expressly understood and agreed that Buyer’s right to terminate this Agreement in the manner said in this Agreement is unilateral and shall not be subject to any standards of reasonableness or otherwise, nor be subject to challenge or review.  .
Seller shall upon execution of the Agreement deliver to Buyer all information relating to the Property, (including all matters of the nature described in this Agreement or which would enable Buyer to conduct its due diligence including requested by Buyer from the Seller and/or its agents) in Seller’s possession or control. Seller shall permit Buyer and/or its contractors, employees, agents and/or representatives reasonable access to the Property until the Closing and shall promptly assist and cooperate with Buyer in facilitating such access.  Buyer shall indemnify and hold Seller and Lender and each of their members, managers, representatives and agents harmless from and against any claim, cause of action, damages, loss, cost of expense, including attorneys’ fees, resulting from such access to the Property by Buyer or their contractors, employees, representatives or agents.

R-9)  SELLER’S REPRESENTATIONS AND WARRANTIES.  (a) Seller represents and warrants to, and covenants with, Buyer that the following matters are true as of the date hereof and shall be true as of the date of Closing:

(i)  Seller is the owner of fee simple title to the Property and all assets to be sold or conveyed to Buyer pursuant to this Agreement and has full power and authority to enter into this Agreement and this Agreement is fully binding upon and enforceable against Seller in accordance with its terms;

(ii)  The Property is located within the corporate limits of Madison County, Illinois;

(iii)  There are no special ordinances (as opposed to ordinances of general applicability), understandings or agreements between Seller and the County of Madison or any other governmental authority, limiting or defining (A) the use and development of the Property or any portion thereof; (B) the availability to the Property or any portion thereof of public improvements and municipal services, (C) any requirements to install any public improvements or share in the cost thereof by recapture contribution, special assessment or otherwise, (D) any requirement to contribute in land or in cash to any school, library, park or other sort of county, municipal or government district or body, or (F) any other matter in relation to the zoning, subdivision and development of the Property or any portion thereof;

(iv)  There are no recapture ordinances or recapture agreements in existence or contemplated which will affect the Property and Seller is not entitled to reimbursement from Buyer for water, sewer, road or any other public improvements;

(v)  There are no parties in possession of the Property, nor are there any parties with possessory rights in the Property, other than Seller except that there is a Zeiser lease leasing part of the Property.

(vi)  The Property is free of any liens, except for liens which can be and will be satisfied and released by the Title Company out of the Seller's proceeds at Closing;

(vii)  That the prior sale of any real estate owned by Seller to other parties will not, Seller has received no notice of nor has Seller any knowledge of any fact or condition that exists which would result in the termination of access to the Property from adjoining public or private streets or ways or which would result in limitation, discontinuation or refusal of access to or service by any applicable utility providers of adequate sewer, water, gas, electric, telephone or other utility service to the Property or adversely affect to sale, use, occupancy or value of the Property;

(viii)  The Property is not in violation of any applicable law, ordinance, order or regulation of any governmental or quasi-governmental agency having jurisdiction over the Property or any portion thereof; and no proceedings of any type (including condemnation or similar proceedings) have been instituted affecting the Property or any part thereof,

(ix)  There are no presently pending special assessments of any nature with respect to the Property or any part thereof, nor has Seller received any written notice of or have knowledge of any special assessments being contemplated;

(x)  There are no outstanding contracts for the purchase or sale of the Property or any portion thereof and neither the Property nor any portion thereof is subject to any other contracts of lease, sale or option not has any portion of real estate sold by Seller in any manner adversely affects access to,  development, use, occupancy, or value of the Property including improvements thereon.

(xi)  Seller has faithfully performed or will perform and paid or will pay at Closing all parties, persons or entities who worked on the Property or in any manner improved the Property prior to the Closing.

(xii)  Storm sewer, sanitary sewer, gas, electricity and other utilities to serve the Property are adequate and will be available directly to the Property by facilities of public utilities and all costs of installation of such facilities have been paid for;

(xiii)  At Closing there will be no outstanding contracts made by Seller for any improvements to the Property which have not been fully paid for and no unpaid expenses of any kind incurred by Seller pertaining to the Property, except for any such contracts or expenses which may have been approved in writing by Buyer and adequate funds as determined by Buyer in Buyer’s sole discretion for which improvements, contracts and/or performance have been deposited with the title company;

(xiv)  Seller has filed all necessary filings and obtained all necessary consents and approvals and has been duly authorized to enter into this Agreement and to consummate the transaction contemplated herein and the individuals executing this Agreement on behalf of Seller have the authority to bind Seller, at Closing, Seller will provide necessary and appropriate resolutions for the benefit of Buyer;

(xv)  There are no outstanding contracts affecting the Property, if Seller becomes aware of any such contracts, he will immediately notify Buyer and terminate such contracts upon request by Buyer;

(xvi) There are no facts or circumstances not disclosed to Buyer of which Seller has knowledge and which have or could have a material adverse effect upon the transactions contemplated by Buyer and Seller pursuant to this Agreement including without limitation, the sale of the Property, the Seller’s lease, Seller’s financial condition to perform all its obligations under this Agreement and/or its lease post closing, the Zeiser lease, Zeiser note etc.  All information provided and/or delivered by Seller to Buyer is true, correct, accurate and complete in all material respects, there are no defaults or violations existing and Buyer has absolute right to rely on all information Seller has provided which shall lead to consummation of transactions contained in this Agreement.

(xvii)  The Foreign Investment in Real estate Tax Act is not applicable because Seller is not a “foreign person” (either individually or otherwise).  Seller shall provide Buyer with an affidavit at closing affirming this representation in a form satisfactory to Buyer.

(xviii)  Zeiser is in full compliance of and not in default of any obligation required on part of Zeiser under the Zeiser lease or the Zeiser note.

(b) Buyer and Seller each represent and warrant to the other that they have not dealt with any broker or finder with respect to the transaction contemplated by this Agreement except Summit Capital (Thomas Baker)  who will be compensated by Seller at or prior to Closing.  Said Broker will provide paid statement and waiver for paid fees to Buyer’s satisfaction at Closing.  Except as otherwise stated in the preceding sentence, Seller and Buyer shall each indemnify and hold harmless the other from any loss, cost or expense (including attorneys' fees) resulting from any claim by any broker, finder or agent claiming to have dealt with the indemnifying party with respect to this transaction.

(c) The continued validity in all respects of the representations and express warranties set forth in this Agreement and all its attachments and information provided to Buyer by Seller shall be a condition precedent to Buyer's obligation to close the transaction hereby contemplated.  All representations and express warranties contained in this Agreement or information delivered to Buyer shall be deemed remade on and as of the Closing Date and any right of action thereon shall survive the Closing.

(d) Seller hereby agrees to indemnify, defend and hold Buyer harmless from and against any and all loss, damage, liability and expense (including attorneys' fees and other professional fees and litigation expenses) Buyer may suffer, sustain or incur as a result of any misrepresentation, or breach of warranty or agreement, made by Seller under or in respect to this Agreement or any document or instrument executed or to be executed by or on behalf of Seller pursuant to this Agreement or in furtherance of the transaction contemplated hereby.

R-10)  BULK SALES.  Seller represents and warrants to Buyer that the intended sale of the Property and all associated assets to Buyer hereunder is not subject to, and does not subject Buyer to liability under Section 902(d) of the Illinois Income Tax Act ("Section 902(d)") or Section 5Q) of the Retailers Occupation Tax Act ("Section 50)") and 920 ILCS 405/2600 (collectively the "Acts"). Seller agrees to indemnify, defend and hold Buyer harmless from any and all loss, liability, expense including reasonable attorney fees, claims and causes of action suffered or incurred by Buyer as a result of the inaccuracy or breach of Sellers representation and warranty in this Agreement.

R-11)  PROVISIONS WITH RESPECT TO CLOSING.  (a) Subject to completion of and written approval of all due diligence deemed necessary by Buyer, the fulfillment or written waiver of conditions precedent contained in this Agreement, the Closing shall take place on  Friday, March 18, 2011 or such other later date mutually agreed to in writing by Buyer and Seller , the Closing Date. The Closing shall be held at the office of the Title Company through an escrow with the Escrowee pursuant to the Escrowee's usual form of deed and money escrow agreement by the Escrowee, modified in accordance with the terms of this Agreement. Seller and Buyer shall share equally in the cost of the escrow. The cost of any "New York Style Closing" or "gap closing" shall be shared equally by Seller and Buyer. All performance of parties’ obligations and delivery of documents referred to in this Agreement, the Purchase Price and possession of the Property shall be delivered on the Closing Date. On the Closing Date when the Title Company issues (or marks up the title commitment and commits in writing to issue) it’s Owners Title (and if required, Lender’s Title) Policy pursuant to the provisions of this Agreement; the Escrowee shall disburse the net proceeds of sale to Seller and Seller shall deliver possession of the Property to Buyer. In the event of a conflict of provisions, the provisions of this Agreement shall supersede the provisions of the Escrow.

(b) At the Closing, Seller shall deliver the following to Buyer, all in form and substance satisfactory to Buyer:

(i)  The General Warranty Deed duly executed and acknowledged by Seller, conveying to Buyer or Buyer's nominee, title to the Property, in proper form for recording and subject only to the Permitted Exceptions;

(ii) Bill of Sale in customary form conveying interest in all tangible and mixed personal property;

(iii) Assignment Agreement(s) in customary form conveying all Seller’s interest in the Zeiser Lease, Zeiser note, other contracts, and all other intangible and mixed assets relating to the Property and approved in writing by the Buyer.

(iv) Esttopple Certificates in form and substance satisfactory to Buyer from Zeiser with respect to the Zeiser lease and the Zeiser note effective as of Closing Date.

(v) Seller’s lease pursuant to the terms of this Agreement and such other terms required by Buyer and Seller;

(vi) Copies of all contracts relating to the improvements done to the Property with satisfactory performance thereof documented, contractor’s affidavits, sworn statements, lien waivers, releases, along with proof of all payments for all work done to and material provided;

(vii) ALTA Statement and other documents required by the Title Company for clearance of all exceptions to title other than the Permitted Exceptions;

(viii)  Seller's gap undertaking;

(ix)  State of Illinois, County and/or Village or other governmental and qusai-governmental agencies (like water and sewer department) real estate transfer tax declaration and evidence compliance with local requirements for the transfer of real estate and recording of the Deed;

(x)  A certificate with respect to Seller's non-foreign status sufficient to comply with Section 1445 of the Internal Revenue Code and the regulations promulgated thereunder;

(xi)  An affidavit of title in customary form;

(xii)  A certification executed by Seller confirming that the representations and warranties contained in this Agreement are true, correct, and accurate and complete as of the Closing Date;

(xiii)  Such funded Title Indemnity or personal undertakings as are required by the Title Company;

(xiv)  Seller’s solvency certificate;

 (xv)  Payoff Letters, lien waivers, releases, draft order to be executed by current lenders to dismiss the foreclosure litigation against Seller and/or such other documents or instruments deemed necessary by Buyer for all liens of title defects in the opinion of Buyer which need to be removed or cleared at Closing;

(xvi)  Seller’s corporate resolutions and Secretary’s certificate approving all transactions contemplated by this Agreement; and

(xvi)  Such other documents and instruments required by the title company and/or the Buyer.

(c)  At the Closing, Buyer shall deliver the balance of the Purchase Price.

(d) Seller shall pay all costs incurred in obtaining the Title Commitment and later date at closing, the Title Policy for Buyer, all endorsements required by Buyer, the Survey, recording releases of any existing liens, and all state, county and municipal transfer taxes imposed in connection herewith. Buyer shall pay all fees for recording the deed and the mortgage, and other Lender charges, if any. The fees and expenses of Seller's designated representatives, accountants and attorneys shall be borne by Seller, and the fees and expenses of Buyer's designated representatives, accountants and attorneys shall be borne by Buyer.

R-12)  ENVIRONMENTAL MATTERS.  (a)  The term "Hazardous Materials" shall mean any substance, material, waste, gas or particulate matter which is regulated by any local governmental authority, the State of Illinois, or the United States Government, including, but not limited to, any material or substance which is (i) defined as a "hazardous waste", "hazardous material", "hazardous substance", "extremely hazardous waste", or "restricted hazardous waste" under any provision of Illinois law, (ii) petroleum, (iii) asbestos, (iv) polychlorinated biphenyl, (v) radioactive material, (vi) designated as "hazardous substance" pursuant to Section 1004 of the Resource Conservation and Recovery Act, 42 U.S.C.,9601 et seq. (42 U.S.C.,9641). The term "Environmental Laws" shall mean all statutes specifically described in the forgoing sentence and all federal, state and local environmental health and safety statutes, ordinances, codes, rules, regulations, orders and decrees regulating, relating to or imposing liability or standards concerning or in connection with Hazardous Materials.

(b)  Seller represents and warrants that (i) neither the Property nor any part thereof is in breach of any Environmental Laws, (ii) the Property is free of any Hazardous Materials that would trigger response or remedial action under any Environmental Laws or any existing common law theory based on nuisance or strict liability, (iii) there are not now, nor have there ever been, any asbestos, hazardous substances or Underground Storage Tanks (“UST”) on the property, and (iv) no notice, order, directive or request for information has been made to Seller, or its predecessors in title, or issued to Seller, or its predecessors in title, by the United States Environmental Protection Agency, the Illinois Environmental Protection Agency, the State of Illinois, or any other governmental agency. If any such representation is in any manner inaccurate or any such warranty is in any manner breached (collectively, a "Breach"), and if such Breach gives rise to or results in liability (including, but not limited to, a response action, remedial action or removal action) under any Environmental Laws or any existing common law theory based on nuisance or strict liability, or causes a significant effect on public health, Seller shall promptly take any and all remedial and removal action as required by law to clean up the Property mitigate exposure to liability arising from, and keep the Property free of any lien imposed pursuant to, any Environmental Laws as a result of such Breach.  Without in any manner limiting Buyer’s rights under this Agreement, any affirmative action on the part of Seller under this paragraph and any right or remedy of Buyer against Seller under this paragraph shall survive the Closing.

(c) Additionally, but not in lieu of Seller's affirmative undertakings set forth in Section 9(d), Seller agrees to indemnify, defend and hold harmless Buyer and its grantees from and against any and all debts, liens, claims, causes of action, administrative orders and notices, costs (including, without limitation, response and/or remedial costs), personal injuries, losses, damages, liabilities, demands, interest, fines, penalties and expenses, including reasonable attorneys fees and expenses, consultants' fees and expenses, court costs and all other out-of-pocket expenses, suffered or incurred by Buyer and its grantees as a result of any Breach.  Seller will make a written election to undertake the necessary remediation or to authorize Buyer to undertake the necessary remediation within 15 days of the date of a written notice to Seller. In the event Seller does not notify Buyer in writing as to the election within the 15 day period, Seller will be irrevocably deemed to have authorized Buyer to undertake the necessary remediation. Necessary remediation shall include the direct costs of remediation plus the fees and expenses of the professionals retained to address the remediation issue and the costs of obtaining a "no further action" letter from Local, State or Federal regulatory authorities.

(d) Seller has received no notice that the Property or any part thereof is, and, to the best of its knowledge and belief, no part of the Property is, located within an area that has been designated by the Federal Emergency Management Agency, the Army Corps of Engineers or any other governmental body as either being subject to special hazards or woodlands, is in a “Wetland”, or is located within a flood plain zone.

R-13)  DOCUMENTS TO BE DELIVERD BY SELLER IMMEDIATELY.    Seller agrees to deliver to Buyer all the following pertaining to the Property within five (5) days after the date the Agreement is accepted:

a)  All governmental permits, licenses and/or approvals pertaining to the Property, its development, use and/or occupancy;

b)  A complete copy of “to be built” and/or “as-built” designs, drawings, plans and specifications (including Bill of Materials) and/or “blue prints” for improvement of the Property including those relating to infrastructure build-out like water, sewer, electrical, gas (all utilities), ingress, egress, pavement, curbs, lights, parking, signage, landscaping, intersection improvements, governmental and/or qusai governmental or utilities agencies commitments, building(s) etc, and any modifications or amendments thereof, and copies of any and all appraisals, reports or studies (including grading, water retention, engineering (including HVAC, mechanical etc.), soil and/or boring reports, environmental studies, hydrological studies, engineering studies, percolation tests or data, septic permits, traffic studies, grading or erosion permits, and all other permits and physical inspection or other reports of employees, principals, consultants, lenders, governmental authorities or insurance carriers) in Seller’s possession or control in respect to the Property, its condition, developments, improvements, use and/or occupancy;

c) Copies of Insurance policies, bonds and related information in connection with the Property, its development, use and/or occupancy;

d) Copies of all leases, promissory notes, (including Zeiser Lease and Zeiser note) documents, instruments, communications, financial and other reports relating to all the tenants including Zeiser and prospective tenants;

e)  Copies of the existing title policies (including copies of public or private utility easements, access agreements, special assessment arrangements, rights of use or occupancy and any building and use restrictions or declarations of easements, covenants, condominium and restrictions, any and all traffic light or ingress and egress agreements or arrangements, tap-in or connection fee agreements or procedures and any public financial assistance relating to the Property, its development, use and/or occupancy affecting or relating to the Property)  and surveys;

f)  Copies of all escrows, contracts (including construction contracts), notices, payouts, disputes, claims, hearings, litigation and appeals affecting or relating the Property and/or its tenants

g)  Copies of all significant communications with Village and all other governmental and qusai-governmental agencies relating to the Property, its condition, development, improvement, inspection, use and/or occupancy

h)  Copies of the current year-to-date and two prior years income and operating statements, Balance Sheet of Seller and reports relating to the Property, its condition, development, improvements, use and/or occupancy, maintenance, utilities, tax returns, tax bills and documents relating to tax and assessment proceedings, abatement, notices or appeals and all such other documents.

R-14)  NOTICES.  Any notices which may be permitted or required hereunder shall be in writing and shall be deemed to have been duly given as of the date and time the same are personally delivered, deposited for delivery by overnight delivery service, deposited with the United States Postal Service, postage prepaid, to be mailed by registered or certified United States Mail, return receipt requested, by email (after parties to this Agreement have confirmed necessary email addresses of the parties and/or their attorneys for purposes of giving and receiving notices) or by facsimile on the day of transmission on the fax machine, to the other parties’ attorney or to such other address as any party hereto shall from time to time designate to the other parties by notice in writing as herein provided.  Additionally, any notices which any party may be required to give or may desire to give, any consents by any party under this Agreement, and any adjournments of the Closing Date may be given or consented to by the attorney for such party with the same force and effect as if given or consented to by such party.
Notice to Seller, were required to be mailed, shall be mailed to 1901 E. Edwardsville Road, Wood River, Illinois 62095 with copy to Jack Humes, Attorney, Sivia Business & Legal Services, P.C., 217 South Main Street, Edwardsville, Illinois 62025 and to Buyer at c/o K. J. Hathi, 12 Lochinvar Lane, Oak Brook, Illinois 60523 with copy to D. Lakhani, Attorney, 8304 S. Kelly Dr., Woodridge, Illinois, 60517

R-15)  EXCLUSIVITY:  During the term of this Agreement and until this Agreement is terminated pursuant to the terms contained herein, Seller agrees to not market, communicate or negotiate directly or indirectly the sale, lease or transfer of the Property or any matter associated with the Property to any person or entity other then the Buyer, its employees, contractors, agents and/or representatives.

R-16)  CONTRACT DATE AND/OR AGREEMENT DATE; EXTENSIONS. The date on which the last party executes this Agreement shall hereinafter be referred as the “Contract Date” or “Agreement Date”. Seller agrees to grant any extension of time requested by Buyer in writing to conduct and complete its due diligence and close the transactions contemplated herein.

R-17)  MODIFICATIONS, WAIVERS, MISCELLANEOUS ETC.  (a) Buyer reserves the right to in writing waive any of the conditions precedent to its obligations hereunder. No such waiver, and no modification, amendment, discharge or change of this Agreement, except as otherwise provided herein shall be valid unless the same is in writing and signed by the party against which the enforcement of such modifications, waiver, amendment, discharge or change is sought.

(b) This Agreement contains the entire agreement between the parties relating to the transaction contemplated hereby, and all prior or contemporaneous agreements, understandings, representations and statements, oral or written, are merged herein

(c) This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, personal representatives and successors.

(d)  Seller may not assign this Agreement without the prior written consent of the Buyer.

(e)  This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois. The invalidation of one or more of the terms of this Agreement shall not affect the validity of the remaining terms.

(f) Whenever in this Agreement words, including pronouns, are used in the masculine, they shall be read in the feminine or neuter whenever they would so apply and vice versa, and words in this Agreement that are singular shall be read as plural whenever the latter should so apply and vice versa.

(g)  This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all of which, when taken together, shall constitute one Agreement, faxed signatures shall have same effect as original signatures.

(h)  Seller agrees to execute and deliver to Buyer within 5 days after the date of this Agreement a completed environmental disclosure document pursuant to the Illinois Responsible Property Transfer Act ("IRPTA")

(i)  Time is of the essence of this Agreement.  Time periods specified in the Agreement shall expire on midnight on the date stated unless the Buyer and the Seller shall agree in writing to a different date and/or time.

(j)  Each individual executing this Agreement on behalf of a party hereto hereby warrants that he or she has full authority to execute and deliver this Agreement on behalf of such party and to consummate or cause the consummation of the obligations of such party contained herein.

(k)  Buyer may record a memorandum of this Agreement at any time.

(l)  Buyer agrees, upon request of Seller and at no cost to Buyer, to execute any documents reasonably required to acknowledge the assignment of this Agreement to a qualified intermediary in connection with a proposed exchange under Internal Revenue Code Section 1031.

(m)  The provisions of the Uniform Vendor and Buyer Risk Act of the State of Illinois shall be applicable to this Agreement. For purposes thereof, damage to the Premises of $5,000.00 or more shall be considered material.

(n)  All exhibits or attachments referred to herein are incorporated herein by reference as a material part of this Agreement.

(o)   In the event Seller fails or refuses to execute and return release of refund or cause to be refunded to Buyer all Earnest Money and accrued interest thereon upon Buyer's termination of this Agreement as provided herein within 10 days from the date the Buyer makes written demand for the same, upon, The Escrowee is hereby irrevocably authorized to release the said Earnest Money and all interest earned thereon, if any, to Buyer and Seller hereby irrevocably agrees to indemnify and hold harmless the Escrowee from and against any complaint, claim, loss, damage, liability, judgment, injury and/or defense including without limitation from all attorneys fees and court costs.

(p)  A duplicate original of this Agreement, duly executed by the Seller shall be delivered to the Buyer within Two (2) days from the date hereof, otherwise, at Buyer's option, this Agreement shall become null and void and Earnest Money shall be refunded to the Buyer.

IN WITNESS WHEREOF, Seller and Buyer have signed this Rider A and this Agreement on the date when the last of the parties to this Agreement sign this Rider and the Agreement.

Signed on this 18th day of March, 2011.	Signed on this 18th day of March, 2011

Buyer: Wood River Capital LLC.	Seller: YTB International, Inc & its
Subsidiaries and affiliates

/s/ Kanaiyala J. Hathi	/s/ Robert M. Van Patten
Kanaiyalal J. Hathi, Member	Robert M. Van Patten, CEO

Exhibit B
YTB International, Inc.
Business Valuation

Marketing Segment
	Weight	Indicated Value	Weighted Indicated Value	Selected Multiples
Income Approach	0.60	22,830,000	13,698,000
Market Approach - Revenue	0.20	31,010,000	6,202,000	1.25 Revenue
Market Approach - EBITDA	0.20	14,745,000	2,949,000	3.72 EBITDA

100% Indicated Business Value			22,849,000

Add: Working Capital Excess / (Shortfall)			(3,363,000)
Add: Short-Term Liabilities			4,820,000
Total Fair Value of Assets			24,306,000

Carrying Value of Assets			5,117,531

Excess Working Capital

	Marketing
2010 Revenues	24,844,000
Factor	2.5%	Very little working capital needed, since revenues are generated in
Working Capital Needed	621,100	cash and expenditures are paid after the receipt of cash proceeds.

Current Assets	2,078,029
Less: Current Liabilities	4,819,755
Working Capital at 12/31/10	(2,741,727)

Excess Working Capital	(3,362,827)

YTB International, Inc.
Balance Sheet
At 12/31/2010
	PROVIDED BY CLIENT
	December 31, 2010
	Marketing	Product	Corporate	Total

Cash and equivalents	260,087	162,132	70,183	492,403
Restricted cash	581,878	10,000	-	591,878
Short term investments	-	28,096	-	28,096
Securities available for sale	-	-	-	-
Accounts receivable	194,755	(702)	-	194,053
Allowance for doubtful accounts	-	-	-	-
Other receivables	14,812	490,864	-	505,676
Notes receivable	-	-	482,229	482,229
Inventory	87,903	-	-	87,903
Prepaid marketing commissions	791,198	-	-	791,198
Assets held for sale	-	-	8,642,339	8,642,339
Income tax receivable	-	-	16,615	16,615
Prepaid expenses and other current assets	147,396	8,864	167,455	323,714
Interest receivable	-	-	23,002	23,002
Property, plant, and equipment	3,670,237	272,698	2,820,879	6,763,814
Accumulated depreciation	(3,169,564)	(272,698)	(2,471,338)	(5,913,601)
Intangible assets	-	-	40,000	40,000
Accumulated amortization	-	-	(40,000)	(40,000)
Goodwill	2,529,322	-	-	2,529,322
Other long term assets	9,508	-	30,354	39,862
Intercompany	22,658,926	(845,228)	(21,813,698)	(0)
TOTAL ASSETS	27,776,457	(145,974)	(12,031,979)	15,598,503

Accounts payable	599,647	90,055	733,618	1,423,320
Accrued marketing commissions	1,422,054	-	-	1,422,054
Accrued travel commissions	-	611,728	-	611,728
Accrued expenses	716,435	195,791	366,048	1,278,274
Short term severance	-	-	881,541	881,541
Income taxes payable	(297,399)	1,411,726	(1,114,507)	(180)
Deferred revenue, current	1,717,357	254,927	-	1,972,284
Short term debt	-	-	1,494,843	1,494,843
Unclaimed funds	640,735	585,084	-	1,225,819
Other current liabilities	20,925	(2,226)	100,000	118,699
Other income tax liabilities	1,428	136,543	38,275	176,246
Other liabilities	-	-	1,142,030	1,142,030
Common stock	1,992	1,000	112,194	115,186
Treasury stock	-	-	(22,356)	(22,356)
APIC	16,792,379	-	24,440,124	41,232,503
Retained earnings	2,440,853	(2,067,886)	(33,902,854)	(33,529,887)
YTD Net Income	3,720,050	(1,362,715)	(6,300,935)	(3,943,601)
TOTAL LIABILITIES AND SE	27,776,457	(145,974)	(12,031,980)	15,598,503

YTB International, Inc.
Statement of Operations
For the years ended December 31, 2009 through December 31, 2015
	PROVIDED BY CLIENT Marketing Segment
	2009	2010	2011	2012	2013	2014	2015

Revenues	51,792,000	24,844,000	25,408,167	27,948,983	30,743,881	33,818,270	37,200,097
Cost of Revenues	24,903,000	11,833,000	12,030,188	13,233,206	14,556,527	16,012,180	17,613,398
Gross Profit	26,889,000	13,011,000	13,377,979	14,715,777	16,187,354	17,806,090	19,586,699
Gross Margin	51.9%	52.4%	52.7%	52.7%	52.7%	52.7%	52.7%

General and Admin Expenses	21,790,397	10,409,238	9,358,189	9,914,168	10,497,945	11,110,911	11,754,526
Selling Expenses	-	-	-	-	-	-	-
Total Operating Expenses	21,790,397	10,409,238	9,358,189	9,914,168	10,497,945	11,110,911	11,754,526
% of Revenue	42.1%	41.9%	36.8%	35.5%	34.1%	32.9%	31.6%

Other (income) / expenses	-	-	-	-	-	-	-

Income before income taxes	5,098,603	2,601,762	4,019,790	4,801,609	5,689,409	6,695,179	7,832,173

Income taxes	-	-	-	-	-	-	-

Net Income	5,098,603	2,601,762	4,019,790	4,801,609	5,689,409	6,695,179	7,832,173
Net Margin	9.8%	10.5%	15.8%	17.2%	18.5%	19.8%	21.1%

Interest
Taxes
Depreciation	2,053,994	1,357,538	525,161	525,161	525,161	525,161	525,161
Amortization

EBITDA	7,152,597	3,959,300	4,544,951	5,326,769	6,214,570	7,220,340	8,357,334
EBITDA Margin	13.8%	15.9%	17.9%	19.1%	20.2%	21.4%	22.5%

Revenue Growth		-52.03%	2.27%	10.00%	10.00%	10.00%	10.00%
COGS Growth		-52.48%	1.67%	10.00%	10.00%	10.00%	10.00%
G&A Growth		-52.23%	-10.10%	5.94%	5.89%	5.84%	5.79%

	Products Segment
	2009	2010	2011	2012	2013	2014	2015

Revenues	15,529,000	11,402,000	13,177,293	14,495,022	15,944,525	17,538,977	19,292,875
Cost of Revenues	8,812,000	7,271,000	8,311,700	9,142,870	10,057,157	11,062,873	12,169,160
Gross Profit	6,717,000	4,131,000	4,865,593	5,352,152	5,887,367	6,476,104	7,123,715
Gross Margin	43.3%	36.2%	36.9%	36.9%	36.9%	36.9%	36.9%

General and Admin Expenses	8,917,603	4,259,925	3,655,678	3,883,209	4,122,117	4,372,970	4,636,366
Selling Expenses	-	-	-	-	-	-	-
Total Operating Expenses	8,917,603	4,259,925	3,655,678	3,883,209	4,122,117	4,372,970	4,636,366
% of Revenue	57.4%	37.4%	27.7%	26.8%	25.9%	24.9%	24.0%

Other (income) / expenses	-	-	-	-	-	-	-

Income before income taxes	(2,200,603)	(128,925)	1,209,915	1,468,943	1,765,250	2,103,134	2,487,349

Income taxes	-	-	-	-	-	-	-

Net Income	(2,200,603)	(128,925)	1,209,915	1,468,943	1,765,250	2,103,134	2,487,349
Net Margin	-14.2%	-1.1%	9.2%	10.1%	11.1%	12.0%	12.9%

Interest
Taxes
Depreciation	589,664	300,303	82,832	57,120	57,120	57,120	57,120
Amortization

EBITDA	(1,610,940)	171,378	1,292,747	1,526,064	1,822,371	2,160,255	2,544,469
EBITDA Margin	-3.1%	0.7%	5.1%	5.5%	5.9%	6.4%	6.8%

Revenue Growth		-26.58%	15.57%	10.00%	10.00%	10.00%	10.00%
COGS Growth		-17.49%	14.31%	10.00%	10.00%	10.00%	10.00%
G&A Growth		-52.23%	-14.18%	6.22%	6.15%	6.09%	6.02%

	Corporate/Other
	2009	2010	2011	2012	2013	2014	2015

Revenues	-	-	-	-	-	-	-
Cost of Revenues	-	-	-	-	-	-	-
Gross Profit	-	-	-	-	-	-	-

General and Admin Expenses	10,566,000	6,214,837	4,280,734	3,957,841	3,915,999	3,883,691	3,883,192
Selling Expenses	-	-	-	-	-	-	-
Total Operating Expenses	10,566,000	6,214,837	4,280,734	3,957,841	3,915,999	3,883,691	3,883,192

Other (income) / expenses	(36,000)	96,000	250,000	250,000	250,000	250,000	250,000

Income before income taxes	(10,530,000)	(6,310,837)	(4,530,734)	(4,207,841)	(4,165,999)	(4,133,691)	(4,133,192)

Income taxes	(853,000)	79,000	-	-	-	-	-

Net Income	(11,383,000)	(6,231,837)	(4,530,734)	(4,207,841)	(4,165,999)	(4,133,691)	(4,133,192)

Interest	113,000	333,000	250,000	250,000	250,000	250,000	250,000
Taxes	(853,000)	79,000
Depreciation	-	-
Amortization	-	-	-	-	-	-	-

EBITDA	(12,123,000)	(5,819,837)	(4,280,734)	(3,957,841)	(3,915,999)	(3,883,691)	(3,883,192)

	Total
	2009	2010	2011	2012	2013	2014	2015
			6.5%	10.0%	10.0%	10.0%	10.0%
Revenues	67,321,000	36,246,000	38,585,460	42,444,006	46,688,406	51,357,247	56,492,972
Cost of Revenues	33,715,000	19,104,000	20,341,888	22,376,077	24,613,684	27,075,053	29,782,558
Gross Profit	33,606,000	17,142,000	18,243,572	20,067,929	22,074,722	24,282,194	26,710,413
Gross Margin	49.9%	47.3%	47.3%	47.3%	47.3%	47.3%	47.3%
			-17.2%	2.7%	4.4%	4.5%	4.7%
General and Admin Expenses	41,274,000	20,884,000	17,294,601	17,755,218	18,536,061	19,367,572	20,274,084
Selling Expenses	-	-	-	-	-	-	-
Total Operating Expenses	41,274,000	20,884,000	17,294,601	17,755,218	18,536,061	19,367,572	20,274,084
% of Revenues	61.3%	57.6%	44.8%	41.8%	39.7%	37.7%	35.9%

Other (income) / expenses	(36,000)	96,000	250,000	250,000	250,000	250,000	250,000

Income before income taxes	(7,632,000)	(3,838,000)	698,971	2,062,711	3,288,661	4,664,622	6,186,329

Income taxes	(853,000)	79,000	-	-	-	-	-

Net Income	(6,779,000)	(3,917,000)	698,971	2,062,711	3,288,661	4,664,622	6,186,329
Net Margin	-10.1%	-10.8%	1.8%	4.9%	7.0%	9.1%	11.0%

Interest	113,000	333,000	250,000	250,000	250,000	250,000	250,000
Taxes	(853,000)	79,000	-	-	-	-	-
Depreciation	2,643,657	1,657,840	607,993	582,281	582,281	582,281	582,281
Amortization	-	-	-	-	-	-	-

EBITDA	(4,875,343)	(1,847,160)	1,556,964	2,894,992	4,120,942	5,496,903	7,018,611
EBITDA Margin	-7.2%	-5.1%	4.0%	6.8%	8.8%	10.7%	12.4%

YTB International, Inc.
Weighted Average Cost of Capital (WACC)
All Reporting Units

Marketing

Development of Equity Rate			Development of Debt Rate

Risk Free Rate	4.13%		Borrowing Rate	10.00%
Market Premium	5.10%		Tax Rate	40.00%
Beta	1.30
Small Company Risk Premium	3.80%		After Tax Debt Rate	6.00%
Specific Company Risk Premium	6.00%

After Tax Equity Rate of Return (CAPM)	20.56%

Calculation of Weighted Average Cost of Capital (WACC)

	Ratio	Rate	Weighted Rate
Debt	29.42%	6.00%	1.77%
Equity	70.58%	20.56%	14.51%

	Discount Rate		16.28%
	Long Term Growth Rate		4.00%
	Capitalization Rate		12.28%

YTB International, Inc.		Discount Rate			16.28%
Discounted Cash Flow Analysis - Marketing Segment		Growth Rate			10%
As of December 31, 2010

	Projected Year Ending 12/31/11%		Projected Year Ending 12/31/12%		Projected Year Ending 12/31/13%			2014 Revenues
								33,818,270
Revenue	25,408,167	100.0%	27,948,983	100.0%	30,743,881	100.0%
								Long-term working capital additions (% of revenue)
Operating Expenses (Less interest, taxes, and amortization)	21,388,377	84.2%	23,147,374	82.8%	25,054,472	81.5%		1.20%

EBITA	4,019,790	15.8%	4,801,609	17.2%	5,689,409	18.5%		Long-term working capital additions (dollars)
								405,819
Income Taxes @ 40%	1,607,916	6.3%	1,920,643	6.9%	2,275,764	7.4%
Debt-Free Net Income	2,411,874	9.5%	2,880,965	10.3%	3,413,646	11.1%
Less (Add):
Working Capital Additions	127,041	0.5%	139,745	0.5%	153,719	0.5%
Debt-Free Net Cash Flow	2,284,833	9.0%	2,741,220	9.8%	3,259,926	10.6%

Years to Discount	1		2		3
Present Value of Cash Flows	1,965,003		2,027,502		2,073,643

Aggregate PV of Cash Flows	6,066,148
PV of Residual	16,292,655				Residual Value Calculation
Tax Benefit	475,585
Indicated Business Enterprise Value	22,834,388				2013 Debt-Free Income		3,413,646
ROUNDED	22,830,000				Long Term Growth Rate		4.00%
					Long Term Debt-Free Income		3,550,191

					Less (Add):
					Working Capital Additions		405,819
					Long Term Debt-Free Net Cash Flow		3,144,372

					Divide by discount rate less the long-term growth rate		12.28%
					Residual Value		25,613,311

					Years to Discount		3
					PV of Residual Value		16,292,655

	2011 Projected		2012 Projected		2013 Projected

Marketing Segment Operating Expenses:
COGS	12,030,188		13,233,206		14,556,527
Selling and Marketing	-		-		-
G&A	9,358,189		9,914,168		10,497,945
Less: Interest	-		-		-
Less: Taxes
Less: Amortization	-		-		-

Total Marketing Operating Expenses	21,388,377		23,147,374		25,054,472

YTB International, Inc.		Discount Rate			16.28%
Discounted Cash Flow Analysis - Marketing Segment		Growth Rate			8%
As of December 31, 2010

	Projected Year Ending 12/31/11%		Projected Year Ending 12/31/12%		Projected Year Ending 12/31/13%			2014 Revenues
								33,818,270
Revenue	25,408,167	100.0%	27,440,820	100.0%	29,636,085	100.0%
								Long-term working capital additions (% of revenue)
Operating Expenses (Less interest, taxes, and amortization)	21,388,377	84.2%	23,099,447	84.2%	24,947,403	84.2%		1.20%

EBITA	4,019,790	15.8%	4,341,373	15.8%	4,688,683	15.8%		Long-term working capital additions (dollars)
								405,819
Income Taxes @ 40%	1,607,916	6.3%	1,736,549	6.3%	1,875,473	6.3%
Debt-Free Net Income	2,411,874	9.5%	2,604,824	9.5%	2,813,210	9.5%
Less (Add):
Working Capital Additions	127,041	0.5%	137,204	0.5%	148,180	0.5%
Debt-Free Net Cash Flow	2,284,833	9.0%	2,467,620	9.0%	2,665,029	9.0%

Years to Discount	1		2		3
Present Value of Cash Flows	1,965,003		1,825,138		1,695,228

Aggregate PV of Cash Flows	5,485,369
PV of Residual	13,057,032				Residual Value Calculation
Tax Benefit	475,585
Indicated Business Enterprise Value	19,017,985				2013 Debt-Free Income		2,813,210
ROUNDED	19,020,000				Long Term Growth Rate		4.00%
					Long Term Debt-Free Income		2,925,738

					Less (Add):
					Working Capital Additions		405,819
					Long Term Debt-Free Net Cash Flow		2,519,919

					Divdide by (k-g)		12.28%
					Residual Value		20,526,662

					Years to Discount		3
					PV of Residual Value		13,057,032

	2011 Projected		2012 Projected		2013 Projected

Marketing Segment Operating Expenses:
COGS	12,030,188		12,992,603		14,032,011
Selling and Marketing	-		-		-
G&A	9,358,189		10,106,844		10,915,392
Less: Interest	-		-		-
Less: Taxes
Less: Amortization	-		-		-

Total Marketing Operating Expenses	21,388,377		23,099,447		24,947,403

YTB International, Inc.		Discount Rate			16.28%
Discounted Cash Flow Analysis - Marketing Segment		Growth Rate			6%
As of December 31, 2010

	Projected Year Ending 12/31/11%		Projected Year Ending 12/31/12%		Projected Year Ending 12/31/13%			2014 Revenues
								33,818,270
Revenue	25,408,167	100.0%	26,932,657	100.0%	28,548,616	100.0%
								Long-term working capital additions (% of revenue)
Operating Expenses (Less interest, taxes, and amortization)	21,388,377	84.2%	22,671,679	84.2%	24,031,980	84.2%		1.20%

EBITA	4,019,790	15.8%	4,260,977	15.8%	4,516,636	15.8%		Long-term working capital additions (dollars)
								405,819
Income Taxes @ 40%	1,607,916	6.3%	1,704,391	6.3%	1,806,654	6.3%
Debt-Free Net Income	2,411,874	9.5%	2,556,586	9.5%	2,709,981	9.5%
Less (Add):
Working Capital Additions	127,041	0.5%	134,663	0.5%	142,743	0.5%
Debt-Free Net Cash Flow	2,284,833	9.0%	2,421,923	9.0%	2,567,238	9.0%

Years to Discount	1		2		3
Present Value of Cash Flows	1,965,003		1,791,339		1,633,023

Aggregate PV of Cash Flows	5,389,365
PV of Residual	12,500,757				Residual Value Calculation
Tax Benefit	475,585
Indicated Business Enterprise Value	18,365,707				2013 Debt-Free Income		2,709,981
ROUNDED	18,370,000				Long Term Growth Rate		4.00%
					Long Term Debt-Free Income		2,818,381

					Less (Add):
					Working Capital Additions		405,819
					Long Term Debt-Free Net Cash Flow		2,412,562

					Divdide by (k-g)		12.28%
					Residual Value		19,652,154

					Years to Discount		3
					PV of Residual Value		12,500,757

	2011 Projected		2012 Projected		2013 Projected

Marketing Segment Operating Expenses:
COGS	12,030,188		12,751,999		13,517,119
Selling and Marketing	-		-		-
G&A	9,358,189		9,919,680		10,514,861
Less: Interest	-		-		-
Less: Taxes
Less: Amortization	-		-		-

Total Marketing Operating Expenses	21,388,377		22,671,679		24,031,980

YTB International, Inc.
Guideline Company Methodology
(in millions)
Twelve Months Ended 12/31/2010
Company Name	Ticker	Revenue	EBITDA	Enterprise Value	EV/Revenue	EV/EBITDA		Beta	Debt	Debt %	Equity	Equity %

Geeknet, Inc.	GKNT	77.33	5.63	150.64	1.95	26.76		1.02	13,341	24.5%	41,170	75.5%
BroadVision, Inc.	BVSN	21.82	(3.24)	(4.92)	(0.23)	1.52		0.76	14,871	21.7%	53,625	78.3%
Authentidate Holding Corp.	ADAT	6.14	(7.61)	21.69	3.53	(2.85)		1.30	4,971	38.9%	7,797	61.1%
CDC Corporation	CHINA	317.73	17.36	90.69	0.29	5.22		2.48	n/a	n/a
Claimsnet.com, Inc.	CLAI	2.30	(0.15)	2.04	0.89	(13.60)		1.18	1,620		(964)
Orbitz Worldwide, Inc.	OWW	750.17	140.69	727.36	0.97	5.17		2.53	1,081,831	80.3%	264,570	19.7%
Online Resources Corp.	ORCC	149.98	24.40	226.20	1.51	9.27		1.93	62,435	30.7%	140,693	69.3%
Travelzoo, Inc.	TZOO	112.78	25.90	653.28	5.79	25.22		1.65	17,481	29.4%	41,936	70.6%
Keynote Systems, Inc.	KEYN	83.97	9.65	211.69	2.52	21.94		1.13	33,568	17.7%	156,323	82.3%

					5.79	26.76	High	2.53		80.3%		82.3%
					-0.23	-13.60	Low	0.76		17.7%		19.7%
					1.91	8.74	Mean	1.55		34.8%		65.2%
					1.51	5.22	Median	1.30		29.4%		70.6%

Haircut applied as explained below					-0.26	(1.50)
Revenue multiple applied in Guideline-Market Approach					1.25	3.72

Note:

These ratios of enterprise values divided by revenue were derived for a set of industry peers of YTB International, Inc.

This information that was available in the public arena was for companies that are larger than YTB International and which have both a greater float and greater trading liquidity.

Accordingly, a haircut of 0.26 for the revenue multiple and 1.50 for the EBITDA multiple were applied to conform to
YTB International, Inc.